UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 31, 2005**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 31, 2005, Caterpillar Inc. held an analyst meeting in New York and a copy of the webcast presentation transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference. The furnishing of the webcast presentation transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the webcast presentation transcript includes material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits:

99.1   10/31/05 Webcast presentation transcript

* *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


November 1, 2005   By: */s/ James B. Buda*
                                            James B. Buda
                                            Vice President

EXHIBIT 99.1

LEGAL NOTICE

This webcast presentation transcript was provided by Thomson Financial, an unrelated third party, and is a textual representation of a live meeting held on October 31, 2005. Please refer to Thomson Financial's Disclaimer for information related to textual representations.

DISCLAIMER

The webcast presentation transcript is for informational purposes only. Caterpillar disclaims any responsibility for inadvertent errors and the accuracy of any financial information, data, or other information that may be contained in the transcript. The transcript is provided "as is" and may contain material errors, typographical mistakes, omissions, misstatements, inaccuracies, inaudible statements and references to non-GAAP financial metrics.

CATERPILLAR MAKES NO WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO THE QUALITY, CONTENT, COMPLETENESS, SUITABILITY, ACCURACY, ADEQUACY, SEQUENCE, OR TIMELINESS OF THE CONTENT FOUND IN THE TRANSCRIPT.

SAFE HARBOR

In addition, the webcast presentation transcript may contain certain statements related to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will," or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2004. We do not undertake to update our forward-looking statements.



Conference Call Transcript

CAT - Caterpillar Inc. Analyst Meeting

Event Date/Time: Oct. 31. 2005 / 9:00AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

James Owens
Caterpillar Incorporated - Chairman and CEO

John Dillon
Caterpillar Incorporated - Lead Director

Tim Elder
Caterpillar Incorporated - Director of Public Affairs

Mike DeWalt
Caterpillar Incorporated –Director of Investor Relations

Tom Cleveland
HO Penn - President

Jamie Foley
Foley Machinery - President

CONFERENCE CALL PARTICIPANTS

Ann Duignan
Bear, Stearns & Co. - Analyst

Eli Lustgarten
Longbow Research - Analyst

John McGinty
Credit Suisse First Boston - Analyst

PRESENTATION

James Owens - *Caterpillar Incorporated - Chairman and CEO*

First, we would like to start this morning with just a little bit of a refresher. I hope you had an opportunity during breakfast to see some of the product and service business video that was in the breakfast room. You get a chance to watch a little bit of that. The last two time we have been together for big analyst meetings and events around the yellow iron if you will in Las Vegas, I hate for you not to get a little feel for the businesses that we are in and with that JD we are going to start with a little bit of a refresher.

[VIDEO BEGIN] Everyday the world around us changes, always growing pursuit of one goal progress. At Caterpillar we have that power behind this progress in the form of new bridges and airports, schools and skyscrapers, progress to protect the area through the creation of new engine technologies progress that drives sustainable development and enables clean water to reach third world villagers, progress in emerging markets like China and India beginning with the infrastructure necessary to support their explosive growth in countries around the world where we turn on the lights, build the roads, bring the financing in, the technologies, the solutions and the experience to enable rapid change.

What we are really doing comes down to one thing making progress possible. Of course progress begins within our own walls by having a vision for where we are headed and a strategy for how we get there by knowing who we are, what we believe in and how we as a team Caterpillar must behave, not just as a company but as people living and working ethically by our code of conduct by strengthening a global brand celebrated by our employees, our customers and the world by defining our role in the world as an enabler of free trade and a higher standard of living by showing the world the passion, strength and determination of over 200,000 people united with one objective in mind that the world will be better tomorrow because of the work we are doing today. [VIDEO END]

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Again thank you for being with us this morning. Before I get started, I want to make just a couple of introductions.

First of all, John Dillon who is our Lead Director and the former Chairman of International Paper is with us this morning.

Secondly, Tom Cleveland. Tom is the Dealer Principal for HO Penn here in New York and then we have Kim Foley, Chairman, and Jamie Foley, President of Foley Machinery, our dealer, in neighboring northeastern New Jersey.

Tim Elder, I do not know if many of you had a chance to meet Tim. Tim's our Director of Public Affairs and led the team that got the room set up for this morning, and Mike DeWalt, our Director of Investor Relations, who many of you have talked to several times along the way. I am Jim Owens, Chairman and CEO and I have had an opportunity to meet and talk with many of you over the last several years and look forward to your questions this morning.

I am going to go through a presentation we have. I think we will have ample time for questions and answers following and for those of you who are not intimately familiar with the company, just a brief overview of a few items.

First of all, you all know us certainly by our yellow iron, track-type tractor. Our signature product now is 100 years old. But essentially, we have the broadest product line in our industry. We are one of the few players in our industry to have a fully integrated drive train-- engines, transmissions, hydraulics, related electronics-- to tie it all together into an integrated system. We serve every major segment that uses construction and mining equipment on a global scale. We have a global brand, to say the least, and we are essentially number one or two in most of the major market segments globally already.

On the engine side of the house, we have invested very heavily in recent years in clean, burning diesel technology and gas turbine technology are ACERT and SoloNOX technologies are industry leading. We are a leading player in each of these major segments-- electric power on highway trucks in North America, marine globally, petroleum globally, industrial applications and of course, Caterpillar machines with our engine division products.

We are also a growing services company. Each of these three service divisions represent over a billion dollars in sales. CAT Financial, as you know, has been around for a long time. It is one of the largest captive finance companies in the world. It is tremendously important to us, both in terms of enabling customers to buy our products with both the financing and the insurance services that go with it, and in earnings stability for the company.

CAT Logistics, we have created a business leveraging our core competency of distributing Caterpillar parts around the world. It now serves some 60 international companies and is a billion dollar plus subsidiary and growing rapidly, and CAT Remanufacturing that we just broke out as a separate division. It is about the same size now that CAT Logistics was when we split it up as a separate company. In our view, it has some of the highest growth and highest earnings potential of any of our divisions over the next five years and a very important environmental story for us and we can talk more about these later if you would like.

In our industry certainly we are the global leader today. We have 278 facilities in 40 countries on six continents. Essentially a fully integrated manufacturing presence in each hemispheric currency zone which is important because in a world of fluctuating global exchange rates it gives us a natural hedge against those exchange rate fluctuations.

We also have 198 dealers around the world; 1,700 branches; 1,400 plus rental stores around the world and that group has more employees and more assets in place than we do. In fact over 100,000 people today in Caterpillar dealerships around the world and break all that down over 40,000 trained service mechanics. No one in our industry can match the global footprint and parts and product support capabilities that we have. Most of you know that but this is an important competitive advantage.

Now today, I am going to spend a little bit of time on the 2005-'06 outlook that we discussed. We issued our release the first of last week and discussed in the conference call then we will move to the economic and industry context. What does the next five years look like to us and finally to our strategy and really very specifically our 2010 strategic goals of what we think we have to do to deliver those and then we will go to questions and answers.

I will just call your attention to the Safe Harbor language. Needless to say a lot of what I am going to say today is very forward-looking and there are a lot of risks in the global economy which you all are very mindful of so I will let you read this at your leisure that you have in your handouts.

So lets start with the fact that I think we have a terrifically exciting story to share with you today. I know we have had a very good run and some of you are concerned that the very good times are not sustainable good times, but we think we have got an exciting story for five years ahead of us in terms of both growth and a profitable growth and in improving profitability.

Our new strategy which we will discuss with you today is highly integrated. We have cascaded it throughout our employee group already. At the beginning of this month our six executive officers hosted a 100 plus people each in six locations around the world to discuss the strategy in depth with our leadership team and Thursday and Friday of this week that leadership team was 650 people who participated in those sessions rolled it out to 84,000 people around the world. We think we have tremendous energy behind this new initiative and we are cascading it down to divisional alignment across the company and it very importantly is supported by a very strong values based code of conduct which we will talk a little more about.

In this strategy certainly coming off our outlook for 2006, we see another record year for profit in 2006 our third consecutive if it is realized and going forward significant growth in earnings per share for the rest of the decade.

We believe the strategy we are going to discuss with you today is both realistic, very challenging certainly. But certainly doable. And success will be very rewarding to our customer base, to our employees and certainly to our shareholders.

Just a quick refresher again from whence we have come. If you look at modern history, if you will, the last 15 years coming out of the recession - global recession in the 1990-1991 timeframe, our compound annual growth rate in terms of top line sales is about 8%, which is about 6% real, 2% price over that extended period of time.

As you can see, a period of very strong growth in the '90s, followed by a serious global recession, almost depression, in many of the market segments we serve following the Asian crisis in '97, followed by another period of strong economic recovery. In many cases coming back up to trend lines, in many cases going somewhat above.

Interestingly, our compound annual growth rate of earnings over this period of time has been better than the S&P 500, whether you look at the mean or the median.

Now the outlook. I think it is helpful to look at this in whole year increments. But this has been an exciting and revolutionary period of time for Caterpillar. This economic recovery really began in mid-year 2003. In fact, September/October it was beginning to show substantive strength after a prolonged period of downturn.

2004 for Caterpillar was a pretty staggering year. Our sales increased that year by 33%. It is the largest percent increase in sales we have had since 1947. We were pretty small in 1947. That is almost $7.5 billion. Just the delta on our sales would have put us in the top half of the S&P 500 in terms of size. Just the delta.

I do not know how many of you have visited any of our factories before, but it is pretty big iron and there is a pretty integrated supplier network around the world. So that was a pretty tall challenge and I am very proud of our operations group for what they were able to deliver in the year 2004. We also delivered, of course, all time record earnings in the year 2004.

We did have a number of supply chain bottlenecks and challenges during that year, but what we found particularly was that our supply base did not ramp up nearly as fast as our assembly capacity to ramp up and we ran into very serious problems, which we were beginning to work themselves out in 2005. 2005, as you can see, and we have not talked too much about the nearly $6 billion increase in sales that is occurring this year, another 20% increase. In real terms, 5.5% of that is price. There wasn't much price in 2004, quite a bit in 2005. But still a very strong year of real growth and continuing pressure on the supply chain. In most cases, it takes time to expand capacity so particularly at the top end of our product line, capacity constraints have been a real concern that we have been working through. And I will come back to that in a few minutes.

But this year sales, again, around $36 billion with an expectation of another year of record earnings. The range $3.85 to $4.00 for earnings in 2005 is an adjustment down from our $4.00 to $4.20 that we had at the end of the second quarter. The adjustment does not really come from any change in our perceptions of operating performance. Essentially it comes from the 1% higher tax rate and an impairment of about $100 million that we expect to pay in the fourth quarter. The first of those we just announced on impairment related to our restructuring if you will of the product for telehanders, an alliance agreement with JLG that they would manufacturer a branded Caterpillar telehanders exclusively for us. It is a 20 year agreement. A very important alliance agreement which we think is a win-win for both companies. That is about 25% of the impairment that will be recognized in the fourth quarter.

The other impairment we are still working on the details of and the exact size to be determined and that deals with systems and dealer related systems as we discussed in our second quarter release but outside of those two things there is a very modest adjustment in the range of our expectations for what earnings will be in the year 2005.

Material costs have behaved essentially along the lines of our expectations. They were higher in the first half of the year and as the year has unfolded material costs increases on a comparative basis tightens and the increase in the fourth quarter will be very small compared to a year ago if any, whereas the price increases has gradually taken hold during the course of the year and those comparisons will be much more favorable in the fourth quarter.

Our outlook for 2006 at this point and we always issue a third quarter year ahead if you will is for sales to be up about 10%. That is roughly 7% real and 3% price. We have already announced that price increase early so we do not think there will be much of a delay in its implementation and we have a range of $4.52 to $4.91 in terms of earnings per share range expectations for next year. We gave that to you earlier than we normally would do primarily because of the analyst's meeting this morning and I wanted to be at more liberty to discuss next year.

I would say the principal uncertainties at this point in 2006 are first, how well material costs behave and I want to emphasize that our assumption is that material costs increases will be minimal. We are looking for very small if any material costs increases on a global scale in 2006. That excludes energy, but even energy we expect to plateau if not decline slightly.

And prices, we have got a 3% price plan for next year. That is somewhat a function of how our competitors behave because we do not intend to lose any market share next year. So that's the principles. Of course there are economic risks and we will talk about those later but our best view of the economy is reflected in this outlook and we think that - we are going into the year 2006 with the strongest order board with the larger half of our product lines machine and engines of anytime in my 33 years with Caterpillar which is a pretty strong position.

The supply constraints if any for '06 are going to be at the top end of the product line. In some cases we are going to be sold out for the year - early in the year.

For the rest of our product line we have scope for capacity increases. We have gone through on a model by model basis to examine and look at our capacity and our assessment at this time is that we have got in terms of real capacity, incremental shipments 10-15% scope for increases next year and at this point in time we are continuing to work that equation. In many cases working through bottlenecks with key suppliers in our channels.

Again, we will come back and talk about any concerns you may have about 2006, but I do not think there are very many companies that have, given the economic uncertainties of the times, a better, stronger outlook for 2006.

Let's look at the economic and industry context of the strategy that we are going to discuss with you today.

First of all, as we look at the global economy, it looks pretty healthy to us. Quite frankly, we are in a period of unprecedentedly low rates of inflation on a global scale and low interest rates, even with the fed increases which we think have been appropriate, and expectations for further measured increases up to about 5% fed funds rate, which we think is appropriate. We still have a very low inflation interest rate environment on a global scale. And from our view, outside of energy, inflation is very much under control.

Many of the run ups in price that occurred in the explosive growth year of 2004 are easing off as we have moved through 2005 and we expect further they will do so in 2006.

Secondly our customers are doing very well, and we will talk about those different segments a little bit later. But our customers generally - their prices are higher in commodity markets and for construction work, energy markets and they are very profitable. And finally, we've had a long period of underinvestment with some of the key industries that need additional capacity to support growth in the global economy.

2004, which was a generational great year for economic growth on the world scale, exposed serious constraints to economic growth in the area- particularly of infrastructure and that is airports, roads, ports, cargo ships, et cetera. And certainly energy and many major commodity metals are at near capacity levels today and it takes a long time to put additional capacity in place-- and it requires our equipment.

So we see an investment climate that is as favorable as it has been in a very long time. It is a pretty virtuous circle of strong corporate profits, relatively low interest rates, past under investments, strong cash flows, user prices rising ,and oh by the way, a relatively aged field population of equipment, in our case. Many of our customers are working hard to keep the existing field population running because they can't get new equipment fast enough.

If you are worried about the global macro economy in general, which I can understand there are a lot of imbalances out there to worry about--and we worry about them-- I want to add also think about the key market segments that we serve particularly the richest end of our product line.

Global mining is I think today in a multi-year expansion phase. It is has got several years to run. It takes quite a while to open a new mine and if we are going to support economic growth with mineral production that investment is going to have to continue.

Global, oil and gas production. Our turbines, our engines, our construction machinery are key to increasing that capacity and I should have put the Canadian oil sands up here as a little asterisk because that is an area, for example, wasn't so Caterpillar equipment intensive in the past - I just was up there recently. Half the 400-ton trucks in our world field population are operating in greater Fort McMurray, and they are planning to triple production in the next seven years. There's huge growth potential in the larger end of our product line and, again, the strongest order backlog in my memory.

Large infrastructure projects. The new highway bill will continue to fund very high levels of activity in the United States. Most of the emerging markets with higher commodity prices are improving their balance to invest in infrastructure to allow their economy to grow down the road, which is driving very heavily the top end of our product line for large construction projects.

Marine engines. Just for cargo ships. They're out two years if you want a new cargo ship. We're the leader in marine engines in this size class boat, and distributed power is, again, coming back very strong after the bubbles that occurred with Y2K and the little clean power surge associated with the internet bubble. That business is now coming back very strongly. Again, underinvestment in power grid, to support the economic growth that's occurring, is driving a lot of distributed power, and we are the lead player in that space.

Building construction and housing looks pretty good to us on a global scale, and finally, our North American on-highway truck engine business is doing quite well, and our ACERT engines are not only have the leading market share position in heavy duty, but also a price premium, which I think is reflective of the technology in that product.

Now, we probably ought to spend a little bit of time on this chart because I think this is the area of most concern. This recovery, as I said, call it two-and-a-half, three years old, started in mid-2003. If you look at just North America, which many of you, think most about I know, this recovery appears to be slightly stronger than the one that occurred in the 90s. Not quite as strong as the one that occurred in the 80s, but both of those recoveries were quite prolonged in our industry.

The decline in industry, by the way, from the '98 peak to 2002, for U.S. on the machinery side was 38%. So, it's a very prolonged period of slack. If you look on the world stage, and we took out Japan, which is kind of an anomaly because the industry there dropped by about two thirds. In China, which has got a lot of state owned enterprise, and the statistics are a little fuzzy, and they're huge. So, we took those two out for comparative purposes. You can see this recovery is a little stronger than the other two, I think primarily led by very strong global mining and very strong performance of the economies across Asia, outside of China, and a recovery period, particularly in southeast Asia going on. And across Latin America, as well as in our Europe/Africa/Middle East region, the Africa/Middle East region is coming back after about 20 years of depression, and Russia and eastern Europe is doing quite well.

So, on a global scale, the only pockets of weakness would be western Europe, essentially, and actually, China, which is not on the chart. But China in the second half of last year had about a 75-80% drop in construction equipment as they did a little mini correction, coming back nicely this year, I might add.

But this is very important. Where are we in the cycle? Maybe the most important question on many of your minds. I think the long declines have led to long recoveries in the past. The investment climate is very strong at this point in time, and if we look at all the metrics compared to '95, which would be the third year in the last cycle, they're more favorable.

Now, the Vision 2020. In your materials, you've got a couple of very important writings, which I know you won't read today, but maybe you'll have time to look through it. The enterprise strategy, I'm going to hit the highlights of it, but you can read it. We've laid it out for most of you. We haven't included every little statistic, but most, and our values in action.

First of all, the Vision 2020 is very much an aspirational piece for our business units to think about how they go about developing their business. It's kind of a long written -- it's not a three-sentence vision statement, it's a several-page vision statement that really articulates the kind of company we want to be, what kind of technologies we want to lead in, what kind of customers we want to serve, how we want to serve them, and what kind of financial performance we expect to deliver.

So, the focus is on 2010. We stay in five-year increments. I've maybe been around the Chinese so much now that I've come to like five-year plans. This is the first of three five-year plans that are going to take us to our Vision 2020. We were very specific about the metrics. There are things we can accurately measure. There are things that are cascadable to each of our business units, and we've done so, and there's going to be a relentless focus on execution, and I mean relentless. We've got very bold goals focused on safety, on quality, and on velocity.

I wanted you to see some of the films outside because we've got a spectacular array of new product coming. It's not so critical in many respects because the die is largely castthe programs are well along the path in rolling those new products out. With these things, we've got a lot of time to make a huge difference in the short-term future, and they're not only important to our customers and our employees, but they drive tremendous shareholder results.

So, the strategy. Let me just describe it to you again. It's kind of laid out in the book so you can read it more detail, but I want to touch on it because I'm proud of it. We spent a lot of time and energy putting this strategy together and now rolling it out to all of our employees. But it starts again with the -- I guess it starts really with the foundation. Without great people and without a values-based culture in your organization, you never will be a great company, and this is a very, very important foundation. I'm going to talk a little more about this in a minute, but that people-based foundation and the way we work together is critical to really taking a very good company and helping to elevate it to be a great company.

Vision 2020 is, again, written in an aspirational, this is what we want to be in 2020, what it's going to look like when we get there, that Mont Blanc out there in the future that we're trying to take.

Below that, we have spent a lot of time as a leadership team putting together a strategic profile. That's not in your book, that's really a tool for our leadership team. What are the types of businesses we want to be in? What are the types of customers we want to serve? What are the types of technologies that we're going to invest heavily in to be the leaders in? This is meant to be both an empowering document and a filter. We'll come to the structure of our company a little bit later, but we've got 22 profit center divisions that run pretty autonomously with a CEO-like leader that drives results, and we want them to lay their business model down against the strategic profile. Most of our underachievers are missing some element of the profile. We want to know how they're going to migrate to this profile. We also want them thinking creatively about how am I going to grow my business organically because most of our growth comes from organic growth of the 22 business units, and this is a great model and will be a big part of our executive office reviews with each of our business units going forward.

Thirdly, they have strategic goals. The strategic goals really focus in communications and internally focused on three keys: people, performance (both product and process), and profitable growth, and -- we'll come to this in a minute -- very specific targets of what we want to deliver with each of these that are cascadeable to each of our business units.

Below that, critical success factors. Critical success factors in Caterpillar drive a lot of activity. There are seven of them. They are intended to have some edge. This is not all of the work we do. This is seven specific areas that we need to make significant improvement, fix something, or that we've got a lot of change happening, and we want the organization truly focused on it. We will discuss our progress on each of these critical success factors on a regular basis with our administrative council group and with our Board of Directors. We need to deliver on these critical success factors (people, quality, product, velocity, distribution, China, and trough) in order to position ourselves to nail these strategic goals and to move forward towards our Vision 2020. It's very important.

And, finally, we talked a lot about in our strategy development, keeping the matrix right, a very important dynamic for a large company. How do we keep the matrix right? The entrepreneurial zeal of the autonomous business unit leveraging the global strength of Caterpillar. What are some things we need to do consistently across all of our business units? And there are a couple of areas. New product introduction. We need to do a better job with 30+ product managers from around the world with more discipline of doing the new product development process exactly the same, and that rolls all the way out to how we interface with our suppliers through that process.

Order to delivery. If we're going to have world class delivery capability, better than the competition, and dramatically better than in the last two years, we've got to have process discipline across our suppliers, our component divisions, and our assembly divisions, all the way out to how we work with our dealers. So, that is a very important process discipline, which is going to have to be uniform across all of our units, now very well accepted by our teams.

6 Sigma. We are a very strong 6 Sigma company. We launched 6 Sigma a few years ago, and from a standing start, we've become a corporate benchmark on a global scale with our 6 Sigma deployment. Today, we've got over 3500 Black Belts and over 300 master Black Belts. It's becoming the way we do our work, and it's been extremely impactful. We're now looking to really encod that into the DNA of the way we make decisions and manage projects at Caterpillar and continue to freshen, if you will, our 6 Sigma process. Again, the same across all business units.

We're going to talk a lot more about a sustainable development as a company. We're going to issue our first annual report on sustainable development next year. We've taken some gripes from the NGO community because they don't think we're very focused on sustainable development, but we've had a few groups come in and visit, and they're wild about what we have done. If you think about the billions of dollars we've invested in product technology that have radically lowered on the order of 90+% NOX emissions in the last ten years, if you think of what our remanufacturing group does in recycling, we're the largest industrial remanufacturer in the world, and if you look at what we've done in the way of safety improvements, in the way of energy efficiency and water efficiency in our manufacturing operations, we've got a great story to tell.

We're going to issue an annual report this year, and we're going to have sustainable development targets for each of our key metrics in the five years going out. We've been a part of the Dow sustainability index for four years. Again, I think we've got a lot to talk about in this space, and we're going to do so. The key reason it's here is because we need clear metrics across, again, all business units consistently so we can measure and track our progress everywhere.

And then growth beyond core, the growth you're going to see us talk about today, essentially through 2010 is pretty much in our organic space with selected investments in that space, and we think this vision actually incorporates, and we did a lot of work on this coming off of our 2010 base. What type of organic growth opportunity do we have in this space? We think we can take this company to about $100 billion in sales in the 2020 timeframe with the vision we've articulated.

Some of our business segments are relatively mature, and some of the segments we're coming into in this vision -- again, it's adjacent space growth opportunities -- we're sticking to doing the kinds of things we know how to do and do well, and we're going to do better than anybody else in the world can possibly do. But we also need to look at and explore and develop business models for adjacent space and related growth opportunities to help assure us that we have the opportunity to grow at least 7% annually top line in the decade beyond 2010. So we're working on that process, and that's one I will lead going forward.

Our values in action and, again, I encourage you to take a look at this little book. It's really an expression of Caterpillar's heritage and culture. We've had a worldwide code of conduct since 1974. We're very proud of the fact we've never had any serious ethical breaches, but with 84,000 people scattered all over the world, we realized how important values and ethics are. And quite frankly, it's not something you can just write a compliance document and force down everybody's throat. It really is based on values, instilling values, setting very high expectations for employees of what they expect of their leaders and vice-versa, strong communications, great ways to report any violations so that they're nipped in the bud, and it's a very important part of running a global company today.

Again, we've had this heritage and culture for a long time. We're reinforcing it. We take the opportunity with a new code, which is now named our values in action to roll it out and discuss it with 85,000 people around the world, and every acquisition, every growth, every year will reinforce this is the way we run our company. It's very important. It is the foundation of our strategy. If this fails, our strategy won't work.

Now, cutting to the chase, what are these strategic goals we've talked so much about? On the people side, we are really looking for going to unprecedented levels of engagement for a company our size, and we've benchmarked today against other major companies that are using employee survey-type results, and we're pretty good. Our level of engagement was about 75+% of our employees being surveyed annually, about 64% this year. Our goal is to improve that to 80. We want extraordinarily high levels of employee engagement in all of our business unit divisions.

On safety today, our safety is about average for large industrial companies, but about average isn't good enough for a company that aspires to be world class and is focused on people. Most of our injuries are relatively small, they're strains and sprains. Nevertheless, they cause lost time. They injure people, and our goal is to move ourselves to the same class as DuPont, Alcoa, GM (ph); companies that have really given safety a true focus. I'll come back to this in a minute, by the way, but we believe there's a lot of synergy between the process disciplines required to get that level of safety and the process levels required to have a breakthrough in quality or a breakthrough in the order fulfillment side of the house.

In quality, quality and Caterpillar have always been synonymous. We're proud of our quality, our product quality and durability. It's the reputation of our company. Nevertheless, for the last six years of so with rapid growth in volume, we've been kind of plateaued in terms of early hour reliability. Our dealers spend a lot of time being sure everything is ready for the customer's hands and being sure that when the customer buys our product, he gets the company, so to speak, but it's cost us more than it should have. We're going to elevate our quality standard dramatically. It's really hard to know what's number one because we don't know all the competitive statistics, but what we do know is our own statistics, and we're looking to dramatically improve our as-delivered product quality in this five-year timeframe.

We are refocusing a tremendous amount of our 6 Sigma efforts on it. We have got better metrics in this space. It comes back to driving the NPI process commonality across 30+ product managers, but I think we've got a good line of sight on how to achieve dramatic breakthroughs here. And to quantify this a little bit for you, if we achieve this target, our warranty to sales ratio, and that's kind of the lagging indicator, if you will, by

2010, it should be down significantly. That will result in about a $500 million annual improvement in our profitability. That's buried in price realization . It's important. We're going to get that done, but we're going to get it done the right way.

Market leadership. We actually track market share, as you would imagine, by specific model, by specific geographic area for all products, as well as parts (machines and engines, of course). Our target is to be a substantial market leader, number one in every major market that we choose to serve worldwide, for every product line. Today, we're in the mid-60s in terms of percent of sales going into markets that we are the leader. By the 2010 period, we've got specific market share targets and parts market share of our products that we get for every major product group, for every major product line, on every continent, and we expect to drive that number into the mid-80s by 2010, moving towards our aspiration to be the leader, period, worldwide for the products that we choose to build.

Market leading availability. This is a huge change in the way we run our business. We want product availability and parts availability. Parts availability is already I would say, by industry standards, spectacularly good. We just want to elevate that another couple of ticks to be even better.

Product availability. Our lead times are longer than our competitors. Our growth has been faster in many cases, in most cases, than our competitors, but in the few factories we have that have achieved Class Aoperational excellence by our standards, we've done dramatically better with product availability. Our product availability day is on the order of 16 weeks. Our targets out here for most of the high volume products that go through dealer channels is one to six weeks. We want to dramatically increase the amount of product that we build specifically to that customer order, changing our automotive model a little bit away from the bill for dealer inventory, and sell from stock to building to customer order and doing it much faster than anyone else can do it.

We think we have tremendous opportunities here. There's more gold in this hill than any other in terms of cost reduction and in terms of freeing up a tremendous amount of assets. Probably over $5 billion worth of free cash flow from getting this one right in this timeframe. On the revenue side, as you know, we're coming from about $30 billion in 2004. Our target for the year 2010, is 2010. Not the most important number on the page, I might add. But we can at this from two different perspectives. From our macroeconomic perspective - and I think we've got a pretty good economics team within Caterpillar - and our accounting finance team, we rolled up what we think we should be able to deliver sort of centrally within Caterpillar in this timeframe, given the macroeconomic environment, given the new products that we know we have, et cetera. That's one way we came at it.

And the other way we came at it is up through our business units. Each of our business units develops a strategy. Most of the hand-to-hand combat with the competition occurs at the business unit strategy level. But in rolling up their strategies and their projections to 2010, we come up with a number that more than covers our $50 billion in sales also. So, we come at from two different angles to arrive at our targeted top-line sales for 2010.

More important, perhaps, is earnings per share growth. We know we need to deliver earnings per share growth in the top half of the S&P 500 if we expect a multiple that reflects the S&P 500, which I submit we deserve. We are confident that with this kind of a macroeconomic environment, we can deliver earnings per share growth in the 15-20% annual rate over the five-year period ending in 2010. That goes a lot to not only the growth in sales - and I don't know whether they're going to be 45 or 55, quite frankly, in 2010.But it mainly goes to the improvements in process. Safety, quality, order fulfillment - big three. Execution, execution, execution. This is not mission impossible. We've benchmarked against other companies that are delivering these kind of results and we're going to be relentlessly focused on delivering that at Caterpillar. If I didn't have fair confidence we could do it, I certainly wouldn't put it up here because I expect to be around in this timeframe.

Trough earnings - we know we serve cyclical industries. We know there are a lot of imbalances in the global economy. We know things can turn quickly. In the last trough, 2002, after a 38% decline in North America after mining hit a 25-year low, the only reason our sales stayed relatively flat what because we had multiple acquisitions in that timeframe. But I might add that all of those industries were also declining in the 1997-2002 timeframe. We earned, in that year $2.20, pre-split.

We are targeting now trough earnings performance of $2.50. That's almost as good - it's almost as good as our all-time record year in 2004. If we get to 2010, $50 billion, we'll be able to deliver at least $2.50 in the next trough. And on top of that, we're focused on a minimum return on invested capital in our machinery engine business of 12% for those of you that like to talk about return on invested capital. In the last trough, our return on invested capital was 10.9 in the machine and engine business. So, it's better than the last trough, significantly, from a significantly higher base.

Now, I'd be remiss if I didn't talk a little bit about the product side of the house, how are we going to deliver on the product side? We aspire to be number one for every major product group on every continent. Not number two or three, but number one. We've had a tremendous growth in the product portfolio that we serve. Most of you are too young to remember Caterpillar of old, but we used to be kind of a heart of the line construction equipment - what we now call core. But we've had a massive expansion in our product line in the segments that we serve, both on the machine side and on the engine side. In this timeframe, Solar, MaK, FG Wilson and Perkins have all been acquired and are now pretty highly integrated parts of our whole.

Since 2000, certainly new product development has been heavily driven by regulations, particularly emissions-related regulations. And also competitive pressures. As we have a lot very good competitors around the world who are investing to compete with us. We have, as I mentioned earlier, we're one of the few players in our industry on the machinery side to have a fully integrated drive train, which I think is going to be extremely important going forward. To manufacture your own engine, your own transmission, your own hydraulics or hydraulic technology and have all the electronics and software to tie it together is going to be critically important in meeting the regulatory environment we face going forward.

And we're also moving into an era with new ACERT engines and more electronics available on the machine, a lot more use of electronics in controlling the performance of the machine and giving an information flow from the machine that allows us to do maintenance work in a superior manner. So, a lot of acceleration, if you will, in NPI cycles. And as you can see, our research and development spend this year is right at a billion dollars.

This just gives you a quick overview of the challenges. And we've been kind of at the forefront since the consent degree of complying with all these environmental regulations. All of our competitors, including our international competitors, will have to comply in due course. Well, we're introducing about 100 machines in four years. This is essentially the ACERT engine technology rolling into our machine population. With higher powered entity, more electronics on the engine, which gives us more feature opportunities on the machine.

So, our products managers as these new product roll out are adding product features to go with the low emissions technologies. And we think it's a pretty powerful array of new product that's forthcoming, many of which aren't announced yet. But in addition to a substantial upgrade with every introduction of an ACERT engine, there are a whole new centerline of product lines coming out in the 2005-2008 timeframe. You might have seen one of them outside the new M-Series motorgrader, which has a staggeringly big opportunities for improved efficiency of the operator. But these cycles are going to continue to come and I think it's going to be tough for a lot of the also-rans to stay the course in this industry going forward.

ACERT technology, we've talked a lot about the way it can deliver customer value. One of our great strengths is we're also a pretty highly integrated manufacturer of engines, including our own fuel systems. Key is it's delivering customer value. We focused on a clean burn, if you will, the first time and it's bringing all these benefits. But most importantly, perhaps, it's the platform that will take us - through the 2010 EPA requirements and Tier 4 compliance across the broad spectrum of our engine product lines.

Service businesses - a very key aspect of our business model - independent business units, growing to serve outside customers and yet highly related to Caterpillar and what we do. They have - they represent higher growth than our machine and engine business. They have grown more rapidly in recent years. We project they will continue to grow more rapidly in the period between here and 2010. They're about 15%-ish of our sales in 2005. We think they'll be more like 20% by 2010.

They offer better earnings stability and a much better performance at the bottom of the cycle. And they're a big plus for Caterpillar along the way. They help us drive higher PINS and greater price realization, increased parts sales, lower our costs, give us better asset utilization, stronger customer relationships and synergies of global scale. Synergies leveraging to outside companies would give us better scale economies in our industry. I see a puzzled look. I'll come back to some of those with your questions.

These service businesses, we're aggressively focused on growing the proven businesses - Cat financial products. I want to emphasize here we're focused on growing it as a captive, not as a - not moving outside of our space. But we think we've got good growth potential as a captive. Cat logistics is - its third party logistic services have been growing better than 15% annually. We see a very strong indication that that can continue if not accelerate. Solar customer services in the gas turbine space has been growing rapidly, a very important part of the business model in our gas turbines business.

All of those we want to build to maturity. And all are very successful. We're nurturing new businesses - Cat Reman. Basically, we're going to provide remanufacturing services to the auto industry and to other industrial suppliers. We just have signed agreements recently with Land Rover, with GM, with Honeywell for turbochargers. And our OEM solutions groups. The OEM solutions group leverages our core technologies - transmissions, electronics, like we've done with engines to other parties. Think of the number of garbage trucks running around the world that might benefit from integrated Caterpillar power trains, for example. We think there's a substantial growth opportunity in that space, which will help us lower and leverage our costs within Caterpillar.

And finally, we're looking at new services initiatives, global services, things that cut across the dealer space that we and our dealers can work together to develop and get a higher share of wallet from the customer base that we currently serve. And we've got several of those piloting ideas in the works right now that we think represent multimillion dollar – hundreds of millions of dollars worth of opportunity.

Now, cash. I know we're all interested in cash and most of you have noted that we have been generating a lot of cash recently. Our priorities certainly are, first of all - first and foremost, to maintain a very strong financial position in strength. Our debt-to-debt plus equity ratio target range is 35-40%. I think, at the moment, we're at about 33.8. So, we're a little stronger than we would expect to be. This is machine and engine. I really encourage all of you, too, to don't think about a consolidated balance sheet. Sometimes people do that. You need to think about the financial services business - Cat financial levered eight to one, very appropriately and the machine and engine business, which carries the financial products division as an equity investment.

The machine and engine business is a little underleveraged today because we've had very strong cash flow. We are in a good position to fund all of the very good ideas that we have. And I emphasize good ideas. I stress to our team, if you've got a great idea in our core space to grow organically, we can fund it. Just be sure you deliver and fully meet the shareholder expectations with what we invest with you. We focused on doing that. We're growing our capacity. We're also mindful of the need to meet trough earnings. I just came from Brazil. I can tell you I'm staggeringly impressed with how we're using Lean 6 Sigma to reorganize portions of the factory, invest selectively in machine tools and significantly increase capacity.

It's not only happening there. That happens to be one of the best examples. But in all of our facilities around the world. That's the focus. Use Lean 6 Sigma, do the reorganizations, invest selectively in machine tools to give us higher capacity and we're confident we can meet the 50 billion without a lot of additional bricks and mortar. The key is we've got to work hard with our supply base and create, in some cases, new suppliers. There will be selective acquisitions, but they'll fit our profile, they'll be in our space. Most likely they'll be in places like China and we've already told you that we have selected acquisitions that we're working on. But we can easily fund that.

Pension and benefit plans - we've put almost two billion of funding into those in the last two years. Our plans, we believe, are well funded and we think the next five years they should be at a lower level. If you read our 10-Q statements about this, this quarter we're actually taking down the risk of a balance sheet adjustment and this is the function, really of the discount rate. With discount rates being about a half point lower than they were a year ago, there's some potential need, despite good performance over our portfolios, to have to have another significant funding. We'll have to make a judgment as to whether we want to put another $600-700 million in this year to avoid a balance sheet dip. It won't be a P&L item or not.

And that's a function of what the discount rate happens to be on November 30. You guys know the math on this one. But basically, what I want to tell you here is that when we very thoughtfully think about our business model, we get a tax deduction going in, tax-free earnings once we're in and it contributes to our overall business strategy. Our plans are well funded and, going forward, we have less in the way of pension and medical liabilities because we've moved to co-pays, deductibles, premiums and 401(k) type plans almost universally at Caterpillar. We are not a Detroit like situation. We're where Delphi aspires to be.

Dividend growth - we've had 12 consecutive years of dividend increases year over year. Our current quarterly rate is up 50% over the first quarter of 2001 and continued, I would hope, annual growth in dividends is a priority. Stock repurchase - our shares outstanding, we have dilution like everyone else because we have stock option plans. But we've taken the shares outstanding from about 800 down to 680 million since we announced our first share repurchase plan. Our current authorization is 640 million outstanding by the end of 2008. We fully expect to meet that target. And if you do the math on delivering our strategy - 15-20% earnings growth annually - with the current strength of our balance sheet, our ready ability to fund the top two, we have substantial scope for things that delight shareholders in this timeframe.

So, we think we've got a very highly integrated, very inspirational, very challenging, yet achievable strategy laid out and articulated for the next five years. As I mentioned earlier, we've rolled it out earlier this month to our leadership team. They, in turn, have rolled it out to our employee population Thursday, Friday last week. We have a worldwide dealer meeting scheduled this coming May. We're going to take a lot of this - but what does this mean for the distribution organization? What do we need to do as a partnership to deliver on this vision? We're also having a worldwide meeting with our key strategic suppliers next year - first time. A lot of emphasis on what's the role of our key strategic suppliers in delivering this vision. How are we going to work together? How are we going to strengthen that work and go forward?

We think there are a lot of opportunities for improving our operational effectiveness. Again, 2006 - we didn't revise our outlook because we're achieving much less than we thought we'd achieve this year. It was back to tax and the one-time only adjustments. But we know we have a lot of room to improve, given the supply constraints that we've had in the last two years. And we're very focused on getting that done.

We did change our organization slightly to address and be sure we pull off this strategy and the big focus, really, was on our Caterpillar production system. The Cat production system here with the creation of a vice presidency there. This is probably an interim assignment of three to five years. And we're going to drive this with the same rigor, enthusiasm and passion that we drove 6 Sigma across the company. But today at Caterpillar, we've got something on the order of 27 MRP systems across all of our disparate business units. It's a little unwieldy. We do things pretty well, but we know we have an opportunity to be dramatically better. We have a strong consensus to drive that.

So, Jim Waters, new vice president of Cat production systems, who's a very strong manufacturing expert, who's got experience around the world and the respect of our manufacturing team will lead that division, reporting up to group president Gerard Vittecoq. We moved our central purchasing over under Steve Wunning. Steve's got the logistics side of the house as well as global purchasing. Dan Murphy will work hand-in-glove with him and our global supply base to develop their capabilities to better respond to the consistency coming out of our Cat production systems.

And then, over on the other side of the house, we moved our product support division, which will now be called marketing and product support division, under Stu Levenick, who heads up our marketing committee and who's going to drive relentlessly to be sure we've got the right dealer facing and dealer partnership work to allow this vision to be realized. That team is three of our executive officers fully in the loop, three of our vice presidents. It's going to get a huge focus. The Cat production system, by the way, helps enable not only the order fulfillment goals and objectives that we have as a corporation, but it's going to dramatically help us improve our quality and the safety performance. So, we're very excited about it. These things are very linked and synergistics.

So, takeaways from today. First, I think our vision 2020 is a very aspirational beacon. It's going to help drive our business units to know the type of work we want them to be doing. How we want to grow this company organically. Our strategy is very comprehensive. We've had a lot of 6 Sigma discipline in working on metrics that we can accurately define today and that we can cascade across every one of those 22 different profit center divisions. So, we can measure progress unit by unit by unit. The 2010 goals are challenging, but I'd tell you to a man, our leadership team believes they are achievable. It's the first set of hills, if you will, as we think about the beacon in the sky. The first set of hills we've got to take is the strategic goals we've laid out in 2010. We're going to get that done.

Again, in terms of organic opportunity - really, the affected market segments, product segments, geography, the new initiatives we have in service - the conservative assumptions related to macroeconomic growth slowing down somewhat in the 10 years to 2020. And on price and came up with a business model that suggested there's an organic growth opportunity in our space to about $100 billion, which suggests that we - that's an exciting piece of news, I hope.

There's opportunity to be mined here if we can get to world class excellence, number one in each of our product segments. Our earnings per share growth we think we can substantially outperform the S&P 500 in the next five years. And it mainly comes with things that are in our control. Fifty billion is important, but not vital. We're - it can be plus or minus a fair bit. It's really focused on process excellence, things that are in our control, that we benchmarked against, that we've established targets that are achievable, but realistic. It does require a movement to best-in-class performance in terms of process excellence. We're looking for dramatic improvement in trough performance. You'll see our cost structure improving steadily as we grow our business.

We are not unmindful of the macroeconomic pitfields (ph) out there. Again, execution, execution, execution. Breakthrough performance in terms of quality, product quality, safety and velocity. And finally, as I touched on in the beginning and is very important, we've got a very aggressive new product introduction agenda before the house. We're working hard on it. We've got products that will excite our customer base as they roll out. And fundamentally, it will dramatically improve the productivity of our equipment for our customers.

Bottom line, I think Caterpillar is ready. We're as well positioned as any company I can think of in virtually any industry to compete in the global economy that we currently face. We're excited to take on these challenges. There are a lot of challenges out there, but we've got the right product, the right technology and technology development underway. I think the right strategy, the right footprint on a global scale and we're investing heavily in leadership and training and developing people to execute it and we've got a values-based culture that's going to take us over the top.

So, with that, I would be delighted to pause and take your questions. Where are we going to start? We'll start right down in the front here.

QUESTION AND ANSWER

Unidentified Audience Member

Thanks, Jim. Regarding the EPS target, the 15-20% CAGR - that's a little bit higher than we've done the last 10, 15 years. The acceleration of the EPS growth, in the late 90s when engines were obviously terribly strong, Power Gen was talked about as a huge growth opportunity. That hasn't quite worked out in the last five years, but can you give us some insight on that sales growth from the EPS target, the mix we're thinking about for the company? We used to talk about including the internal engine sales up 50-50 - engines and machines. But machines generally trade at a larger margin for the group. Can you give us some insight when you look at these projections, the mix between machine and engines?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Well, we think engines will grow in this period of time slightly faster than machines, but not much. Services, as a whole, will grow faster than the machine business. But some of those services we've bracketed some things that are really businesses, like remanufacturing, which tends to be a relatively high margin business. And even our logistics business - could be relatively high margin once we get to maturity with the client. So, there's significant startup costs and then an attractive profit annuity that comes behind it. But I'd say services grows slightly faster and engines slightly faster than the machine in this timeframe and we do look for some peaking in global mining in this timeframe in the probably '07-'08, '09 timeframe that will back off a little bit. We're a little bit above trend levels of activity in that space.

Unidentified Audience Member

It's at the mix though and maybe within machines, the larger machines drive the story and that's part of the issue. But your implied sales growth is about 7%, roughly, which is a little bit less than you've done historically. But that doesn't seem to be a challenge. It's getting the accelerated leverage off that 7%. If engines is going to ...

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Well, if the key ...

Unidentified Audience Member

... drive the growth a little bit, I'm trying to get the feel for acceleration...

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Right. The key thing is these process related improvements, addressing products that are underachieving in our product line and we've got very definitive strategies, business unit by business unit by business unit. I think you've seen our telehandler examples. If we don't meet our financial expectations and we don't continue in that product family, we're going to be very rigorous and disciplined about that. We think the product portfolio we have today is the product portfolio that's winning. We've got new products. We've got cost reduction. We've got migration of manufacturing activity and suppliers in some cases. But we have this - again, top down and bottoms up, we're confident we can deliver this kind of earnings growth. But it does involve performance at the product level in some cases and certainly big improvements in process discipline.

Unidentified Audience Member

But it's more than internal improvements story than necessarily just a mix. That service should help, but ...

James Owens - *Caterpillar Incorporated - Chairman and CEO*

It's absolutely an internal improvement story.

Unidentified Audience Member

Okay. And one last quick follow-up. The share repo, in the late 90s, again, post split, we used to talk about 800 million shares going down to 640. I think, Glen (ph) used to say 98 for '03.

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Right.

Unidentified Audience Member

And obviously, we're still at 690 basic. The 640 target you set out for '08, as you alluded to, that shouldn't be that hard to get to. But obviously, something derailed the repo case in the late 90s through '03. And obviously, there's a recession. How dedicated are you to get to the 640 and should we look for a target lower than that by the time we hit '10 pretty substantially? It means we have a recession in the late part of this decade. Will you continue the repo that maybe the company didn't do the last recession?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I would see it as an ongoing part of our business strategy. I think with the current expectations of market performance, we're committed to getting to 640 by 2008 and I would fully expect the board to authorize another share repurchase at that time. Because I think it's an important part of the dynamic advantage. We want to keep the company appropriately leveraged going forward. And reducing the number of shares outstanding is a very flexible tool to keep the capital structure on the right edge and still give us plenty of flexibility going forward.

Unidentified Audience Member

Jim, if we look to 2006, can you give us the couple of sectors that you think are going to grow better than your 10% top-line target and the couple which might come in a little bit less, just so we can zero in on where the mix is coming from?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I think the surest thing, as we look out a year, certainly is global mining, global oil and gas and large engines, both for power and marine, being pretty close to near capacity for us. The riskier elements certainly would be building construction related, which are the more interest sensitive sectors and possibly on highway trucks towards the latter part of the year. The risk comes primarily if the Fed would overreact. And if interest rates would go - say, Fed fund rates well above 5%. We don't expect that to happen. That's not our base case, but that's a risk.

Unidentified Audience Member

Okay. And then, you also made a comment about getting more capacity on the larger end of your product line and also improving the return on capital. Can you talk about how you're going to balance not having too much capacity coming into the next downturn and lowering the cyclicality of the company?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Well, a lot of that balance has to do with the growth of the service businesses, which are cyclically much more resistant. And we're putting out a huge field population, which creates tremendous product support and opportunities in the future. That tends to fluctuate a lot less than new capital goods purchase. And we're, as I mentioned earlier, using Lean 6 Sigma disciplines to expand capacity with a lot of rearrangements. We've added virtually no brick and mortar to go from 22 billion to 40 billion. And we've made selective investments in additional machining capacity, reorganized factories and we're working hand-in-glove with suppliers, including putting our own 6 Sigma people in their shops. And in many cases, looking for new suppliers to augment the capacity because I don't want to put ourselves into the position of guaranteeing volume. We're trying to help our suppliers understand their opportunities to sell to us, but we're not going to guarantee their volumes because that's an important part of our business cycle management.

Unidentified Audience Member

Jim, on the point that was made before about the earnings growth to 2010, you have talked in the past about getting to a 9% after tax margin as an average margin over the cycle. Could you update us on that particular metric, which I didn't see mentioned here and also when you expect to achieve that particular metric?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I didn't mention that one on purpose, but it's kind of moving away from ROS as a metric back to one I know and love best - return on assets employed in the business. That's the way we'd like to manage all of our operating divisions and return on invested capital, at least for the financial markets we certainly want to talk about. But - and I thought earnings per share growth was the most relevant. One of the reasons I gave you some '06 guidance, quite honestly, is because we're going to be at a little less than 9% next year, which was our target for next year. A combination of things like expensing stock options, a 31% tax rate next year, causes that to drop off a half percent or so. But the focus is not going to be on ROS going forward. It's going to be return on invested capital and earnings per share growth.

Unidentified Audience Member

Okay. Thank you. Secondly, could you comment on the -- what you announced last Friday which was a -- getting out of the manufacturing of telehandlers and having JLG make them for you and sell them directly to dealers? And also give us an idea of what the write-off is when you write off in the fourth quarter related to that? What that write-off is for.

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Thank you for that question. I think first of all, our strategic filter helped us a little bit on this as we looked at that product line and some frustration that we've not met the profit objectives we had for it. We tend to over-design sometimes because we like products and we understand products that work in the dirt and move a lot of things and challenge the engine and the transmission as they do their work. Basically, a telehandler is a lift vehicle. It's very important to our dealers in their rental fleets. We understand that. I'm very excited about this alliance structure. It allows us to continue to provide in fact a broader range of telehandler products, Caterpillar branded, with a lot of Caterpillar content including engines and transmissions and hydraulics and other things that will find their way into the JLG product line. It'll be an exclusive, expanded product line for Caterpillar dealers worldwide. They're already the leader in North America. They're committed to providing that product for Europe and the rest of the world.

We think it's a tremendous win-win. JLG is a company we know well. We have a lot of experience with -- they make good, quality products. They specialize in moving men and material to the right height and holding them there. And their engineering expertise tends to be in that space. Ours tends to be, as I said back in the -- more of the in the dire, work cycle. This transaction involved the sale of assets so they're buying a lot of our assets and there is a gain on that, that'll be spread over the 20-year life of the agreement. And there are also some other advantages to come to us through this alliance structure. The expenses we're going to incur are all upfront and accounting rules require us to take those upfront. So we get a negative -- a hit for 2 years and a positive benefit annuity, if you will, and some of that paid upfront. And we're going to take it over the next 20.

Plus we think it's much better financial results year on year going forward. I think it's a true win-win alliance -- maybe a 3-win because it's going to be good for our dealers and customers, and it's going to be good for JLG, it's going to be good for Caterpillar. But again, an upfront hit, cost us a couple pennies a share, and long term, substantial benefit.

Back to improving the portfolio performances that we've had across our product line. And the other impairment -- and by the way, I don't like impairments. I hate to ever take an impairment. But both of the impairments that we've talked about taking in the fourth quarter are thingswe have been building for a while and we think we need to clean up and take care of. Both will be a short-term impairment that will improve our profitability going forward. You've got the microphone.

Unidentified Audience Member

Yes. Two questions, both relating to market share. The first is it occurs to me there's only 3 ways for you to improve your market share significantly between now and 2010. Those are tweaking product and price, #2 would be other acquisitions, #3 would be exiting the areas where you're not going to be #1, like in telehandlers. Which of those do you think is going to be the most important in terms of you achieving your goals?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Well, again, I said, we're -- 65 percentage of the markets where we're #1 already and we want to move that up to over 80 between here and 2010. We've got some of our product families are relatively new, maybe surprising to some. We're already #1 in our BCP -- CCE states globally. We're just #2 or 3 or 4 in many cases. But we're the only person to place everywhere. We've got a lot of new products coming in that space and we got a lot of momentum behind that business. We've only been in it for 3 or 4 years. Five years. And we're confident that we can take the market shares up in that space, which is a lot of space. Which will largely get us there.

Unidentified Audience Member

So you think most of it's going to come basically from the things that you've already got lined up?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Yes. Except for -- there's a new series of models with new engine technology and other performance features that are coming in the 6, 7, 8 time frame that'll help us get there.

Unidentified Audience Member

And so acquisitions and exiting (inaudible) --?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

The only -- well there is a big element of growth associated with China. That's why it's 1 of our critical success factors. We acquired a wheeloader company a year ago, we acquired 40% of it. We have a right to buy the balance. I think that alone is like 70% in the Chinese wheeloader market and once we acquire the balance of the company -- so and we are looking at a couple other acquisitions in China that will help our market share in that country. And I'm confident they will happen within the next 2 years. We're going to do them the right way and we're making gradual acquisitions. We're slowly bringing in our technology and we're having -- we're focused on being the lowest-cost producer and the leader in China domestically.

Unidentified Audience Member

OK. Thanks. Also just the fact that you mentioned you're going to be sold out on your large equipment products early in 2006 means by definition that you're going to be giving up some market share with your most important product lines. Would you agree with that statement?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

We'll probably give up a little bit of market share on our -- some of our important products. We're going to work very hard to lose as little as possible of that, but it's true that the lead time on -- because we've had the leading market share and customers like our products, we've got a very strong order backlog, in many cases customers were willing to wait 6, 8 months longer to get our equipment. But there's a limit. Some people will have to have it right now. And they will buy a competitive product grieves me greatly. But if we put in all the capacity, respond to everything overnight, we wouldn't be profitable in the next trough. So that's just the reality.

Unidentified Audience Member

So, basically, you're going to have to make a judgment call as to which geographies you're willing to give up market share and which ones you want to keep?

James Owens *- Caterpillar Incorporated - Chairman and CEO*

Geographies and customers, perhaps. We're going to do everything we can to take care of our best leading customers. We've said all through this cycle. We've air freighted things all over the world in order to take care of customers' unique commitments. And to keep field population and keep market share I think we will be able to go up at least 15% in capacity from the capacity constrained levels we're currently selling at this year for those kinds of products. But there's a limit. And that's about it.

Unidentified Audience Member

Thank you.

James Owens *- Caterpillar Incorporated - Chairman and CEO*

Ann?

Ann Duignan *- Bear, Stearns & Co. - Analyst*

Hi, Jim. I'm curious if you could expand a little bit more on what you mean by velocity. Are you talking just about getting new products to market faster or are you also talking about getting to new markets faster?

James Owens *- Caterpillar Incorporated - Chairman and CEO*

Primarily the velocity that we're talking about getting new product out the door faster, to a customer order. So when a customer places an order on our dealer, we want to dramatically shorten the time that product will be delivered to him exactly as he ordered it. And with less inventory in the total value chain. So we'll change some cases where the inventory's held. We want to take the level of inventory in our dealerships down and we want to manage with much better material flow from suppliers to deliver that with less inventory in our own system. And we think both of those are doable.

Ann Duignan *- Bear, Stearns & Co. - Analyst*

But isn't a ramification of that that you'll have greater earnings volatility?

James Owens *- Caterpillar Incorporated - Chairman and CEO*

No. The ramification of that is we'll have less earnings volatility. If you go back over time through every single business cycle, dealer inventory swings aggravated our business cycle. Because dealers always want to build inventory in the upcycle and they always want to take it out going down. If they have less in their inventory, that won't happen. This time we have worked hard. I have pushed hard on our marketing companies to take -- don't let dealers build inventory. We're pushing dealers now. Show me the customer order or we're not going to send any product. We don't want to them to put it in their inventories and trade it. That's an important part of managing the cycle.

Ann Duignan *- Bear, Stearns & Co. - Analyst*

And then, you also mentioned that next year you (inaudible) in your forecast plus that that may be flexible because you're not going to be willing to give up share. Should we be concerned as we go through the cycle that the organization will become too obsessed with market share?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I don't think so. I think market share is important. We intend to be the leader. And it's important that we establish a very strong leadership position. I think we've got the best product technology, best distribution, best product support. We command a price premium for virtually everything we sell, varying from relatively small premiums at the lower end of the line to larger premiums at the top end of the line. It's a function of performance -- and product performance which we intend to keep. But we're not going to give up a significant market share to any competitors. And I want to be clear about that. We're working closely with our dealers to feel the pulse of the market as we go along.

But our -- I think we've had a pretty disciplined industry this cycle. And most of our competitors, while we've taken prices up and we've had a little angst about that, most of our competitors have followed. And I think that's likely to -- going to continue next year. And I think we're in as good or better position than any of our competitors in terms of buying on a global scale, cost effectively. And so I hope the 3% we've announced already that's the last price increase we've taken in 2006. But I think our customers understand that we're -- if we're -- if material costs or energy costs or other things pressure our margins significantly we can take another adjustment if we need to. But I don't expect to at this time.

Unidentified Audience Member

Had a question back here. The incremental margins so far this cycle has been disappointing, I think to some on the street. And I wanted to just -- and we know the reasons for that. Very rapid sales growth, raw materials, energy, et cetera. But as you go to '06, we're talking about more moderate sales growth. You said you thought raw materials would be reasonably stable. Over the next several quarters, what should we look for in terms of incremental profitability? Where do you think you can get to -- and what needs to be done internally to be able to reach that goal? And then, secondly, in the long-term forecast to 2010, you've given us the sales and the EPS growth. What's the incremental profitability you need to generate over that time frame to get to those goals? Thanks.

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I guess I'm not so focused on incremental profit. I think the incremental comparisons are going to be pretty good in the fourth quarter compared to what they've been so far in this cycle. A little bit of the dynamics of price and cost this year and last year. But I'm not too focused on these quarter to quarter increments as you guys are. I think next year we're looking for a significant improvement in our profitability rate due to continued improvement in supply chain efficiency. But we are still working right at the threshold of capacity in 2006, as we were in 2004 and 5. We just aren't ramping up so fast. But we -- again, I -- with virtually no additional brick and mortar we've almost doubled the size of our physical volume shipments. And we're working right at the upper edge of that. As I've said, we've gone back now to each of our product managers and operating divisions on a machine by machine, model by model, engine by -- machines and engines -- it's 10 to 15%. We think we can have additional capacity online including supply base next year, over this year. And with that, our -- I would expect our sort of after tax return on sales to be up on the order of 3/4 to 1%. 75 to 100 basis points. About -- next year. That's the long way of not answering your question. Yes?

Unidentified Audience Member

Have a similar question. Just when you look at these supplier bottlenecks, you kind of give it -- plus more, you show a chart that this cycle's kind of unfolded the same way from a revenue standpoint as previous cycles. So what happened? How widespread this is in the supplier base and how do you encourage them to make investments or are you helping them fund investments. And what are you -- what's your assumptions for '06 in terms of these inefficiencies?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Well, keep in mind in the period ending in '02, after a long slide in the global industry we were in a bit of a -- consolidate suppliers and relocate in some cases and driving very hard for cost. And our material costs declined for 5 straight years going in to '02. Our suppliers like we, were trying to lean down and become more efficient and close inefficient capacity and survive and profitably. So the magnitude of the upturn caught most of them flat-footed also. We didn't -- as our customers and our dealers and our marketing teams didn't give our operations group very good visibility of the size of the upturn. Neither did we give our suppliers much visibility. So, I think they've done a remarkably good job -- again, as you go visit some of these factories and you look at the size of the components they make and the investments required, and the lead times required to get the factory up, many of our suppliers have been working 7 days a week, 24 hours a day.

Take, for example, something like big tires, which has been talked about a lot. It took quite a while for Michelin and Bridgestone to get convinced that this thing had some staying power beyond the next 2 years. And so they were loathe to put in additional capacity. In the last 24 months we've found some additional tire suppliers. We've got some bias ply tires and we've got commitments from the big 2 to make substantial investments. But they really don't kick in much until '07. So that -- there's some real constraints. And there's a fairly long lead time for big steel castings there are only a few people in the world who make them. And we're now I think working hard to give our suppliers better visibility and to assure our strategic suppliers of the -- our outlook and what percentage of our business they can count on having without making rock-solid volume commitments which we can't afford to do because we've got to be successful through the next cycle.

So it's a balancing act for the whole industry. And it's -- the industry -- our supplier industry is global. I'm focused really on being sure that we have strong suppliers in each hemispheric currency zone. We also know that exchange rates will fluctuate between 25 and 40% against one another through the next 10-15 years. They have in the last -- the yen, Euro, the dollar have certainly -- the dollar, RMB, et cetera will be (inaudible). So that is a part of our mindset in developing a supply base in each hemispheric currency zone and not being totally dependent on any 1 supplier. And still being focused on being globally the lowest-cost producer. But within each hemispheric currency zone we're pushing our product managers to be sure they're the lowest-cost producers. With that formula, you win at all times. But these are long investment cycles. They don't turn on a dime overnight. And we're also -- we want our suppliers to be thinking about how they manage through the next cycle. We're geometrically better positioned to manage through cycles in the future than we have been in the past. It's labor flexibility, supplier flexibility, et cetera, and I think we're making very thoughtful investments in ramping up this time, that we don't want to lost sight of how important that trough performance is, because I know all of you will hold us accountable there. And that's going to be a big factor in our multiple. Rightly so.

Unidentified Participant

Jim, I have the mic back here.

James Owens - *Caterpillar Incorporated - Chairman and CEO*

OK.

Eli Lustgarten - *Longbow Research - Analyst*

Can we -- we've been dancing around. Can you talk about your capital spending plans over the 5 year period that we're talking about the capacity needs. We've all lived through plant with a future and the big volatility built inin the history where you have big spending and low spending. Can you give us some idea of your spending plans, can you quantify it -- is it -- are we going to be above depreciation for the next couple years? Or (inaudible) --?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

We are for the next couple of years, Eli. We went up -- this year we're going to be somewhere in the 1.2 to 1.4 billion range which is up from about 8 -- 900 last year? So a significant increase year on year in 2005 relative to 4 and we'll have another pretty good year in the probably 1.5 and 1.7 range built in next year. Again, selectively hitting these bottleneck points. But I don't -- and I think this is -- will come back down again. And another thing. It does drive a fair bit of period cost to expand capacity and do all the planning work to get that in place. Some of that is variable period to a certain extent because it comes with the CapEx program. If things slow down, a lot of that cost will come out and the CapEx numbers will go way down. But we're certainly investing now to put the capacity in place to grow our business.

Eli Lustgarten - *Longbow Research - Analyst*

And you gave us an indication of 10 to 15% more capacity in 2006. Can you quantify how much capacity -- the capability that Cat sees -- should we expect 10 to 15% a year over the next couple years subject to what the business cycle tells you you need? Is that sort of the metric that you're going to -- that you're looking at over the next couple years?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

I'm confident that we can -- we will have adequate capacities to more than cover the $50 billion in sales. More than cover that. And that'll probably -- I don't know, we've got our CapEx numbers were a little less there but I'd say after 2 to 3 years of CapEx that's above the depreciation rate, it's very likely to drop back to at or below the depreciation rate going forward.

Eli Lustgarten *- Longbow Research - Analyst*

And one final part. You talked a little bit about acquisitions. Can you talk a little bit about -- you have a target level of acquisitions. I think you walked away from buying the rest of the joint venture in China very recently that was bought by a venture capital or private equity firm. Can you talk a little bit about that? And talk about whether you have targeted goals for acquisitions in the next few years? Thank you.

James Owens *- Caterpillar Incorporated - Chairman and CEO*

We have -- certainly we have some key targeted acquisitions in China. We're working on 3 or -- probably working on 5 different opportunities of which I hope 2 or 3 come to fruition. Our commitment is we buy them at a price that makes sense for our shareholders. I think we know more about our industry than anybody else. We have the distribution capability. A global product technology base that we can leverage into it. A global distribution network we can take products from it. I think we're better positioned than anybody else to buy there. But we're not going to overpay there. And in the case of the acquisition you referred to, we have a joint venture with that company that we own 85% of already. And we may take out that other 15. But we're not going to buy all of the state-owned enterprises. We only want a very few. But the very few we buy I'm confident we will make a lot better because we bring a lot to the table that I don't think very many other people do. John?

John McGinty *- Credit Suisse First Boston - Analyst*

Jim, on the services business you talk about being -- the key elements of your business model, a lot of them make sense -- the logistics, the remanufacturing. But then when you talked longer term, your dealers now provide and have always provided the key element of service. So the question is, where -- what is there out there beyond that. You talk about incubate new initiatives. What -- could you just give us an example that you're not -- that are complimenting what the dealers are doing that's already a key element of service?

James Owens *- Caterpillar Incorporated - Chairman and CEO*

Well, we're not going to disintermediate our dealers. We're going to work hand and glove with them in developing that model. But we're very focused in developing business models that focus on share of wallet in the customers that already know and love us. And in many cases there are third party companies getting into the space around us and our dealers that provide maintenance planning services or productivity services or leveraging the information technology flowing from our machines, et cetera, that we think is our natural space. And we're putting together -- we've got very small teams now working on developing business models hand in glove with dealers to look at share of wallet that we're not getting. We or our dealers. And in some cases it's businesses that span multiple territories which make it difficult for a single dealer to do it. But if we provide the service we would then leverage our dealer ground capabilities in each territory to get the job done. So I think we're uniquely positioned to capitalize on that and take the higher share of wallet. And that's what we're focused on.

John McGinty *- Credit Suisse First Boston - Analyst*

Jim, I think you mentioned a $5 billion pre-cash flow opportunity from reduction of working capital. Should we expect to see progress on that straightline over the next 5 years -- what should we expect in '06?

James Owens *- Caterpillar Incorporated - Chairman and CEO*

John, I'm not sure I'm smart enough to get it other than straightline. I think it's likely going to be steady progress across this 5-year time frame. These are things we've already been working on in most cases. But, the things we're working on in 2002 and 2003 with the ramp that we took, it was hanging by the fingernails to get the material in and get the product built. The inefficiencies of the kind -- if you could get 98% of the material in, you're missing 2, you still got to take the thing off the product line at some risk of the quality issue, get that material, put it back on, get it tested and get it out. And we've tried very hard to meet customer expectations, not give up any market share so we've been in a bit of a scramble mode. I think the speed of the water exposed a few more rocks. And I think it gave us very strong internal consensus that we need a

Caterpillar production system. We want -- I don't want to have to refer to the Toyota production system as the standard of the industrial world. We're going to have our own. And I think we can get a lot better and drain a lot of inventory out of both our dealers and our own operations that'll steadily improve our cash flow in this 5-year cycle.

John McGinty - *Credit Suisse First Boston - Analyst*

OK and then my last one is can you -- have you made any changes to your compensation systems related to your new metrics? And if so how deep within the organization and if it's down to the factory level, related to specific metrics?

James Owens - *Caterpillar Incorporated - Chairman and CEO*

Great question. And the answer is yes. In fact, this year, we're going to drop our top tier 6 Sigma value prop metric and replace it with both quality and velocity metrics. Because we know that that's where we want our 6 Sigma focus to be, driving that excellence. So we want to bring it to that focus. So every one of our senior executives, myself included will have those 2 dimensions in their -- along with my case, earnings per share growth, but as you go down to the product or manufacturing group there'll be line of sight quality metrics that will be a substantial part of their short term incentive comp in every case. And for our executive team, starting with this year's business plan, there's a very balanced score card of all the top tier metrics driving us towards this 2010 goal that'll be -- that'll determine their merit increases, their incentive stock grant, et cetera. We're looking for performance across each spectrum. People, quality and product performance to drive these results. So, it's a big motivator.

Well, thank you all very much for being with us this morning. I hope I've answered some of your questions and again I think we are extraordinarily well positioned to outperform our capital market competitors in the next 5 years. Thank you all.